EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars, except ratios)

	Years ended December 31,
	2014	2013	2012	2011	2010
Earnings (loss) from continuing operations before income taxes	$353	$480	$483	$(231)	$596
Less: Equity earnings	(64)	(67)	(64)	(66)	(59)
Add: Total fixed charges deducted from earnings	238	242	257	320	260
Dividends received from equity investees	54	67	50	50	62
Earnings available for payment of fixed charges	$581	$722	$726	$73	$859

Fixed charges (including the Company’s proportional share of 50% owned associates):
Interest expense	$235	$239	$248	$314	$249
Portion of operating lease rental deemed to be interest	3	3	9	6	11
Total fixed charges deducted from earnings and total fixed charges	$238	$242	$257	$320	$260

Ratio of earnings to fixed charges	2.4	3.0	2.8		3.3
Deficiency of earnings available to cover fixed charges				$247

E-1